

September 12, 2013

Via E-mail
Robert F.X. Sillerman
Chairman and Chief Executive Officer
SFX Entertainment, Inc.
430 Park Avenue
New York, NY 10022

> **Re:** **SFX Entertainment, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 30, 2013**
> **File No. 333-189564**

Dear Mr. Sillerman:

We have reviewed your responses to the comments in our letter dated August 20, 2013 and have the following additional comments.

Risk factors, page 14

Activities or conduct, such as illegal drug use, page 19

1. We note press reports that indicate that the 2013 Electronic Zoo festival was shut down early after two drug related fan deaths. If true, please revise this risk factor to discuss this recent cancellation of a portion of the 2013 Electronic Zoo festival due to drug related fan deaths. In this regard, we note that this risk factor appears overly generic and should be revised to reference recent events that have impacted or may impact your business and operations.

Our investments in the ID&T Business and ID&T/SFX North America, page 32

2. We note from your response to our prior comment 2 that board decisions that require unanimous consent are protective versus participating in nature and the company continues to have authority over significant financial decisions including budget, funding and obtaining credit for ID&T; however, your risk factor on page 32 states that most board decisions will require the consent of the managers appointed by the minority shareholders, and limit your ability to control key decisions relating to the operations and development of the ID&T Business. In this regard, please reconcile these two statements and provide us with a summary of board decisions that require unanimous consent from the minority shareholder as part of your response.

Robert F.X. Sillerman
SFX Entertainment, Inc.
September 12, 2013
Page 2

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 59

3. We note your response to our prior comment 5 and the executed version of the Membership Interest Purchase Agreement that has been included as Exhibit 10.45 to the registration statement; however, we were unable to find the employment agreements with Bindra and De Palma or the form of employment agreement referred to as Exhibit B on page 4 of the agreement. Please supplementally provide the employment agreements in your next response to us.

4. Refer to footnote (13) – We note your response to our prior comment 8. Please revise footnote (13) to explain in further detail how you calculated or determined the weighted average shares included in the calculation of weighted average shares outstanding for the six month period ended June 30, 2013 for the shares issued for ID&T JV and for the ID&T Option.

Management's Discussion and Analysis, page 72

Critical Accounting Policies and Estimates, page 92

Stock-Based Compensation, page 92

Valuations of Common Stock, page 93

5. We note the changes that have been made to pages 102-107 of MD&A in response to our prior comment 10. Please continue to update this section. Once you have finalized the valuation of stock based compensation for grants issued subsequent to June 30, 2013 and determined the expected pricing of the shares to be issued in your initial public offering, please revise your discussion on page 102-107 of MD&A to explain each significant factor contributing to the difference between fair value determined from your latest valuation obtained subsequent to June 30, 2013 and the estimated IPO price.

Contractual and Commercial Commitments, page 99

6. The amount reflected in the table of your contractual obligations as of June 30, 2013, on a pro forma basis, for the First Lien Term Loan Facility of $83,038 does not appear to include the unamortized original issue discount of $1,367 as you have indicated in footnote (a) to the table. Please advise or revise.

Certain relationships and related party transactions, page 150

7. We note from page 151 that on August 20, 2013, Mr. Sillerman personally guaranteed the additional $10.5 million under the First Lien Term Loan Facility and that your independent directors are presently considering appropriate consideration for Mr. Sillerman's guarantee of the additional loan amount. In this regard, please revise your notes to the pro forma financial statements to discuss the fact that additional consideration is being considered by the board for the guarantee for the additional $10.5 million loan amount as it is not apparent from your current disclosures. Once your board has determined the consideration to be issued to Mr. Sillerman, please revise your pro forma financial statements and related footnotes, accordingly. The notes to your interim financial statements should be similarly revised.

SFX Entertainment Inc. Financial Statements

Note 19. Subsequent Events, page F-45

8. Please revise Note 19 to explain the company's planned accounting treatment for the earn-out payments to be made to the sellers of Made under the terms of the acquisition agreement. Your revised disclosure should also explain the basis or rationale for the planned accounting treatment that will be used for these payments. Note 17 to your interim financial statements should be similarly revised.

Interim Financial Statements, page F-55

Consolidated Statements of Cash Flows, page F-59

9. Reference is made to the line item caption "Advance with respect to ID&T and Huka" of $(9,300) million under cash flow from investing activities for the six months ended June 30, 2013. Please tell us and revise your notes to describe the nature and amount of the advance to Huka as it is not apparent from your current footnote disclosures.

Basis of presentation and principles of consolidation, page F-60

10. We note from the disclosure included on page F-60 that the company's unaudited pro forma balance sheet as of June 30, 2013 gives effect to the conversion of 5,000,000 shares ($29,380) of common stock from temporary equity to stockholders' equity resulting from the termination of the repurchase rights upon an effective Initial Public Offering. Please explain why the amount reclassified to permanent equity in connection with the offering as reflected in the pro forma balance sheet on page F-56 differs from that reflected in the adjustment to the pro forma balance sheet on page 57 of 17,430,000 shares in the amount of $(84,030,000). As part of your response and your revised disclosures, please revise footnote (9) on page 72 to disclose the specific shares that will convert to permanent equity in connection with the offering.

Note 10. Business Combinations, page F-69

11. We note from your response to our prior comment 2 that the company is solely required to fund the operations of the ID&T JV and will reap the greater share of the ID&T JV profits. Please revise Note 10 to include disclosure indicating that the company is solely responsible for funding the losses of the ID&T JV and disclose the terms of the joint venture arrangement that will allow the company to reap the greater share of the ID&T JV profits when generated.

Totem Onelove Group and Totem Industries Pty Ltd. Financial Statements

Principals of combination, page F-243

12. Please revise the disclosures on page F-243 of the audited financial statements to explain your basis or rationale for presenting combined financial statements for Totem Industries Pty Ltd. and Totem Onelove Group. Your revised disclosures should be consistent with those provided in Note 1 to your interim financial statements included on page F-259 of the registration statement that were previously revised in response to the staff's prior comments.

Made Event, LLC and EZ Festivals, LLC

Note 6. Subsequent Events, page F-279

13. Please revise to indicate the specific date through which the company has considered subsequent events in preparing the combined financial statements and notes thereto.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Aron Izower, Esq.
        Reed Smith LLP